Exhibit (a)(5)(I)

Dear Team,

I am pleased to share with you the important news that the required waiting period under U.S. antitrust law applicable to the proposed AveXis / Novartis merger has expired.  This represents the satisfaction of one of the transaction’s most significant closing conditions and we must now await closure of the tender offer on May 14th (unless it is extended) and the satisfaction (or waiver) of certain other customary closing conditions before we can close.  A copy of our press release announcing the expiration of the waiting period is attached.

As promised, I will keep the team updated on significant transactional developments and will let everyone know as soon as I know when Day 1 is expected to occur.  In the meantime, I continue to be very impressed with the dedicated and focused efforts of AveXis employees to bring our life-saving therapy to the patients and families who are counting on us.  Keep up the tremendous work!

Best regards,

Sean